Exhibit 99.1

The Stars Group 2019 Investor Day Webcast Details

TORONTO, Canada – March 20, 2019 – The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) will host an Investor Day in New York City on Wednesday, March 27, 2019 at 8:00 a.m. ET.  Presentations by members of executive management are expected to conclude at approximately 12:00 p.m. ET.

This event will be webcast live at approximately 8:00 a.m. ET and can be accessible via the Internet through http://www.webcasthd.com/tsg.

Presentation slides will be posted prior to the start of the event to www.starsgroup.com under The Stars Group, Investor Relations, Financial and Corporate Information.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

For investor relations and media inquiries, please contact:

Vaughan Lewis

Group Director of Investor Relations and Corporate Communications

Tel: +1 437-371-5730

ir@starsgroup.com

press@starsgroup.com